SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 1)*

                                PRICESMART, INC.
                                ----------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   741511 10 9
                                   -----------
                                 (CUSIP Number)

                                  Brian Warner
                            Performance Capital, L.P.
                          767 Third Avenue, 16th Floor
                            New York, New York 10017
                                 (212) 593-4538
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 with a copy to:
                             Robert G. Leonard, Esq.
                                 Bryan Cave LLP
                          1290 Avenue of the Americas
                               New York, NY 10104

                               September 16, 2003
                               ------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 741511 10 9                                              Page 2 of 9
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Performance Capital, L.P.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS

     WC
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              148,650 Common Stock
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           148,650 Common Stock
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

      148,650 Common Stock
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.2% (based on 6,871,913 common shares outstanding at 6/30/03)
_____________________________________________________________________________

14   TYPE OF REPORTING PERSON

     PN
_____________________________________________________________________________

                                  SCHEDULE 13D
CUSIP NO. 741511 10 9                                              Page 3 of 9
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Performance Capital II, L.P.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS

     WC
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              48,900 Common Stock
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           48,900 Common Stock
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

     48,900 Common Stock
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.7% (based on 6,885,246 common shares outstanding at 6/30/03 (including 13,333 to be issued upon exercise of preferred stock))
_____________________________________________________________________________

14   TYPE OF REPORTING PERSON

     PN
_____________________________________________________________________________

                                  SCHEDULE 13D
CUSIP NO. 741511 10 9                                              Page 4 of 9
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Brett Fialkoff
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS

     PF
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              230 Common Stock
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           230 Common Stock
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     230 Common Stock
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Less than 0.1% (based on 6,871,913 common shares outstanding at 6/30/03)
_____________________________________________________________________________

14   TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________

                                  SCHEDULE 13D
CUSIP NO. 741511 10 9                                              Page 5 of 9
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Brian Warner
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS

     PF
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              3,900 Common Stock
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           3,900 Common Stock
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

     3,900 Common Stock
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Less than 0.1% (based on 6,871,913 common shares outstanding at 6/30/03)
_____________________________________________________________________________

14   TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________

                                  SCHEDULE 13D
CUSIP NO. 741511 10 9                                              Page 6 of 9

Item 1    Security and Issuer.

          Item 1 of the Statement is hereby amended and supplemented by adding the following:

          This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends the
          Schedule 13D filed on September 6, 2002 (the "Statement") by (i) Performance Capital, L.P., a New York limited partnership ("PCI"),
          (ii) Performance Capital II, L.P., a New York limited partnership ("PCII"), (iii) Brett Fialkoff, a United States citizen ("BF") and
          (iv) Brian Warner, a United States citizen ("BW"; PCI, PCII, BF and BW shall be referred to collectively as the "Group"; each member of the Group being hereinafter referred to individually as a "Member" and collectively as "Members"), in connection with the ownership of common stock, $0.0001 per share (the "PriceSmart Common Stock") of PriceSmart, Inc., a Delaware corporation ("PriceSmart"). The principal executive offices of PriceSmart are located at 4649 Morena Boulevard, San Diego, California 92117. Other than as set forth below, to the best knowledge of the Members, there has been no material change in the information set forth in the responses to Items 2, 3, 5(b), 5(d) and 6. Accordingly, those Items are omitted from this Amendment No. 1. Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Statement.

          This Amendment No. 1 is hereby filed to report a reduction in the percentage of the beneficial ownership of the Group in the PriceSmart Common Stock, and accordingly, as of the close of business on September 16, 2003, the Group has ceased to be the beneficial owner of more than five percent of the PriceSmart Common Stock.

Item 4.   Purpose of Transaction.

          Item 4 of the Statement is hereby amended and supplemented by adding the following:

          Between September 12, 2003 and September 16, 2003, the Group engaged in the following transactions with respect to PriceSmart Common Stock held by the Group:

          Date           Buy/Sell         Quantity          Price
          ----           --------         --------          -----
          09/12/03       Sell             94,400            $9.2097
          09/15/03       Sell             93,500            $8.4731
          09/16/03       Sell             72,200            $8.0629

          All of the above transactions were made through sales in the open market.

Item 5.   Interest in Securities of the Issuer.

          Items 5 (a), (c) and (e) of the Statement are hereby amended and supplemented by adding the following:

                                  SCHEDULE 13D
CUSIP NO. 741511 10 9                                              Page 7 of 9

          Item 5(a)

          As of the close of business on September 16, 2003, PCI beneficially owns 148,650 shares of PriceSmart Common Stock, representing 2.2% of PriceSmart's issued and outstanding common shares (based on 6,871,913 common shares outstanding at June 30, 2003). As of the close of business on September 16, 2003, PCII beneficially owns 48,900 shares of PriceSmart Common Stock, representing 0.7% of PriceSmart's issued and outstanding common shares (based on 6,885,246 common shares outstanding at June 30, 2003 (including 13,333 common shares to be issued upon exercise of preferred stock)). PCII's ownership is as follows: (i) 48,400 shares of PriceSmart Common Stock; and (ii) 500 shares of Series A Preferred Stock of PriceSmart which are currently convertible at $37.50 per share into an aggregate of 13,333 shares of PriceSmart Common Stock. As of the close of business on September 16, 2003, BF beneficially owns 230 shares of PriceSmart Common Stock, representing less than 0.1% of PriceSmart's issued and outstanding common shares (based on 6,871,913 common shares outstanding at June 30, 2003). BF's ownership is as follows: (i) 100 shares of PriceSmart Common Stock owned directly; and (ii) 130 shares of PriceSmart Common Stock owned through an individual retirement account. As of the close of business on September 16, 2003, BW beneficially owns 3,900 shares of PriceSmart's Common Stock, representing less than 0.1% of PriceSmart's issued and outstanding common shares (based on 6,871,913 common shares outstanding at June 30, 2003). BW's ownership is as follows: (i) BW has an individual retirement account which owns 1,000 shares of PriceSmart Common Stock; (ii) BW has a SEP individual retirement account which owns 1,900 shares of Common Stock; and (iii) BW serves as a custodian under the Uniform Gift to Minors Act for two minor children, each of whom owns 500 shares of PriceSmart Common Stock.

          Item (c)

          None of the Members has effected any transactions in the PriceSmart Common Stock during the past sixty (60) days, other than those as set forth in Item 4 of this Amendment No. 1.

          Item 5(e)

          As of the close of business on September 16, 2003, Group has ceased to be the beneficial owner of more than five percent of the PriceSmart Common Stock.

Item 7.   Material to be Filed as Exhibits.

          Item 7 of the Statement is hereby amended and supplemented by adding the following:

          The Members have entered into a Joint Filing Agreement dated September 6, 2002 (the "Joint Filing Agreement"), a copy of which was previously filed as an exhibit to the Statement filed on September 6, 2002, pursuant to which the Members agreed to

                                  SCHEDULE 13D
CUSIP NO. 741511 10 9                                              Page 8 of 9

          file the Statement and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended. The Joint Filing Agreement is hereby incorporated by reference.

                                  SCHEDULE 13D
CUSIP NO. 741511 10 9                                              Page 9 of 9

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2003

                            PERFORMANCE CAPITAL, L.P.

                            By:  Performance Capital, LLC, General Partner


                                 By: /s/BRIAN WARNER
                                    ------------------------------------------
                                    Brian Warner, Manager


                            PERFORMANCE CAPITAL II, L.P.

                            By:  Performance Management, LLC, General Partner


                                 By: /s/BRIAN WARNER
                                    ------------------------------------------
                                    Brian Warner, Manager


                            /s/ BRIAN WARNER
                            ------------------------------------------
                            Brian Warner


                            /s/ BRETT FIALKOFF
                            ------------------------------------------
                            Brett Fialkoff